SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Misappropriation of Certificates of Deposit

On July 27, 2005, at the request of the Korea Exchange (KRX), Kookmin Bank publicly disclosed the misappropriation of certificates of deposit (“CDs”) by one of its employees.

On August 26, 2005, Kookmin Bank confirmed the following information on July 27, 2005 relating to the forged CDs.

1.	Total amount of misappropriation: 65 billion Won[1]

2.	Incident Summary

-	Kookmin Bank believes that one of its employees issued forged CDs amounting to 40 billion Won and 25 billion Won respectively, conspiring with entities that engage in private money lending and suspected criminal syndicates.

-	That employee exchanged the forged CDs with lawful CDs kept at Kookmin Bank. Upon presentation of the lawful CDs to a Korean securities company, the employee is believed to misappropriate 65 billion Won.

3.	Follow-up with respect to the incident

-	Filed charges against the employee at the regional police office in Korea

-	Requested an injunction, which prevents persons associated with the misappropriation from leaving Korea

-	Traced the misappropriated funds’ flow

-	Filed an insurance claim

-	Executed legal procedures to attach available properties

4.	Measure for the fraudulent CDs incident

-	Lawful CDs: although Kookmin Bank will liquidate the CDs at their scheduled maturity, if there is confirmation of fraudulent conveyance or willful misconduct involving the purchase of the lawful CDs, Kookmin Bank will seek compensation from those liable parties.

-	Forged CDs: liquidation will be deferred until it is confirmed that Kookmin Bank has a responsibility for forged CDs.

If Kookmin Bank discovers any further material information with respect to the forged CDs, we will disclose such information with the relevant authorities.

[1]	Kookmin Bank and relative authorities are still on process of investigating the origination of the forged CDs so that total amount of misappropriation is subject to be changed.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 26, 2005	By: /s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	Executive Director / Senior Executive Vice President & Chief Financial Officer

3